Exhibit 99.1

Resource Capital provides $20 million equity financing

Don MacDonald appointed President and to become CEO

/NOT FOR DISSEMINATION IN THE UNITED ST/ATES OR TO UNITED STATES NEWSWIRE SERVICES/

•	100 Million Shares at $0.20 per Share for $20 Million
•	50 Million Warrants at $0.25 per Share until December 31, 2018
•	US$10 Million Project Bridge Loan to be Repaid

CZN-TSX
CZICF-OTCQB

VANCOUVER, May 15, 2018 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is pleased to announce that it has entered into an equity financing agreement with RCF VI CAD LLC ("RCF VI LLC"), a wholly owned subsidiary of Resource Capital Fund VI L.P ("RCF VI L.P.", and collectively with RCF VI LLC, "RCF VI"), pursuant to which RCF VI LLC has agreed, subject to shareholder and regulatory approvals, to purchase 100 million shares of Canadian Zinc at $0.20 per share, for gross proceeds of $20 million.

As part of the placement, RCF VI LLC will be issued 50 million short-dated warrants, exercisable at $0.25 per share until December 31, 2018, which if exercised in full would generate an additional $12.5 million, or a total potential equity financing of $32.5 million.

The use of proceeds of the equity financing will include repayment of the US$10 million bridge loan advanced by RCF VI L.P. in December 2017 and the ongoing development of the Company's flagship Prairie Creek Zinc-Lead-Silver Project in the Northwest Territories, Canada, including additional engineering and permitting work to improve project confidence, and general working capital.

John Kearney, Canadian Zinc's Chairman and CEO, commented, "This $20 million equity financing by RCF is another strong vote of confidence in the Company's potential and the viability of the Prairie Creek Project. RCF is the Company's largest shareholder and the investment at a subscription price of $0.20 per share represents a 61% premium over the 10-day volume weighted average price of the Company's shares as of May 14, 2018. Management will be recommending that shareholders vote for approval of the financing."

The proposed equity financing with RCF VI LLC will be submitted to shareholders for approval at the forthcoming Annual General and Special Meeting of Shareholders, scheduled to be held in Vancouver, BC, on June 27, 2018, and is subject to certain conditions precedent and regulatory approvals.

The existing Investor Agreement with RCF VI L.P., which contains various rights granted to RCF VI L.P., including participation rights to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder, will be amended to include RCF VI LLC and to provide for the right of RCF VI to nominate additional members to the board of directors proportional to its shareholding, and to provide certain other project oversight rights.

About Resource Capital Funds

Resource Capital Funds ("RCF") is a group of commonly managed private equity funds, established in 1998 with a mining sector specific investment mandate spanning all hard-mineral commodities and geographic regions. Since inception, RCF has supported 170 mining companies, with projects located in 51 countries and across 29 commodities.

Further information about RCF can be found on its website (www.resourcecapitalfunds.com). RCF aims to partner with companies to build strong, successful and sustainable businesses and in doing so strives to earn superior returns for all shareholders. RCF VI currently holds 19.7% of Canadian Zinc's shares increasing to 41.4% on completion of the initial 100 million share subscription.

Assuming the exercise of all of the warrants issued to RCF VI following the completion of the equity financing, an aggregate of 201,630,000 Canadian Zinc shares would be owned and controlled by RCF VI, representing approximately 48.5% of Canadian Zinc's issued and outstanding shares.

New President Appointed

Canadian Zinc also announces that R.J. (Don) MacDonald has been appointed as President of the Company, effective May 16, 2018, and that on approval of the RCF financing by the shareholders, expected to occur at the AGM on June 27, 2018, Mr. MacDonald will also assume the role of CEO.

Mr. MacDonald is a CPA, CA, with bachelor and master's degrees in engineering, and has been involved in the financing, development and/or operation of over 20 mines in North and South America over his career. He served as Chief Financial Officer of Quadra FNX (now KGHM International) from 2010 to 2017 and of NovaGold Resources Inc. from 2003 to 2010. Most recently, Don was Acting President and CEO of KGHM International.

John Kearney, Canadian Zinc's Chairman and CEO, commented, "We are delighted to have been able to recruit Don MacDonald as President, and to take over as CEO, as the Company moves forward with the financing and development of the Prairie Creek Mine. Don has great experience with the financing and construction of mining projects, and his appointment represents the next step in enhancing the senior management team that will put the Prairie Creek Mine into production".

Grant of Stock Options

Don MacDonald has been granted stock options under the Company's Incentive Stock Option Plan on 2.5 million shares at $0.20 per share, exercisable for five years with vesting quarterly in arrears over two years, subject to regulatory and shareholder approvals, if required.

Prairie Creek Project

In September 2017, Canadian Zinc announced the results of its 2017 Feasibility Study ("2017 FS") which contemplates a mine life of 15 years resulting in $3 billion in net revenue and $1.3 billion in earnings before interest, taxes, depreciation and amortization ("EBITDA") over the life of the mine and pre-tax Net Present Value ("NPV") of $344 million, using an 8% discount rate, with an Internal Rate of Return ("IRR") of 24% (post-tax NPV of $188 million and an IRR of 18%) and using base case metal price forecasts of US$1.10 per pound for zinc, US$1.00 per pound for lead and US$19 per ounce for silver with a foreign exchange rate of CA$1.25=US$1.00.

A Technical Report prepared in accordance with National Instrument 43-101 Standards for Disclosure for Mineral Projects reporting the results of the 2017 Feasibility Study was filed on SEDAR on October 31, 2017.

For 2018, specific programs are being planned to further de-risk the Prairie Creek Project, which will include detailed engineering and design of the mine facilities, rehabilitation of equipment and accommodations, hydrological investigations and initial site/underground preparation.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States, or to or for the account or benefit of a U.S. person (as that term is used in Regulation S of the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits.

Forward-Looking Information

This news release contains certain forward-looking information, including, among other things, , the closing of the equity financing and the expected completion of the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, regulatory and shareholder approval of the financing, conditions of the financing being met, the issue of permits, the size and quality of mineral resources and reserves, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Statements about the Company's planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries; the Company's plans for further exploration at the Prairie Creek Mine and other exploration properties; future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations; financings and the expected use of proceeds thereof; the completion of financings and other transactions; the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company's business are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent Annual Report, quarterly reports, material change reports and news releases, and with the SEC. In particular, your attention is directed to the risks detailed therein concerning some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in the Company's filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update any forward-looking statement, or any other information contained or referenced in this News Release to reflect future events and circumstances for any reason, except as required by law. In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company's management as at the date of this News Release and, accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by law, the Company undertakes no obligation to update such projections if management's beliefs, estimates or opinions, or other factors should change.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362-6686, Suite 1805, 55 University Avenue, Toronto, ON, M5J 2H7; Don MacDonald, President, (604) 688--2001, Suite 1710, 650 West Georgia Street, Vancouver, BC, V6B 4N9, Tollfree:1-866-688-2001, E-mail: invest@canadianzinc.com; Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:30e 15-MAY-18